Exhibit 99.1

[Graphic omitted] Ahold

                                                        Press Release

                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  August 1, 2003
                                 For more information:  +31 75 659 57 20

Ahold to issue sales update 2nd quarter 2003

Zaandam, The Netherlands, August 1, 2003 - Ahold today announced that it will report its second quarter 2003 sales at 8:00 a.m. CET on Friday, August 8, 2003.

Ahold Corporate Communications: +31.75.659.5720

                                                  Albert Heijnweg 1,Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302